

February 9, 2012

<u>Via E-mail</u>
Mr. Baowen Ren
Chief Executive Officer
Sino Clean Energy, Inc.
Room 1502, Building D, Wangzuo International City Building
No. 3 Tangyuan Road, Gaoxin District
Xi'an, Shaanxi Province, People's Republic of China

      RE: Sino Clean Energy, Inc.
            Form 10-K for Year ended December 31, 2010
            Filed April 5, 2011
            File No. 1-34773

Dear Mr. Ren:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ Rufus Decker

            Rufus Decker
            Accounting Branch Chief